                                                                OTCBB: MRDDF                                TSX-V: MAD                              FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD’S 2010 JOINT VENTURE UPDATE

Vancouver, BC, Canada – March 4, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces its 2010 exploration plans on projects currently under Exploration Funding Agreements. Miranda expects drilling on at least four of its projects and exploration expenditures of US$2.8 million funded by its partners. Currently Miranda has eight active Exploration Funding Agreements on 10 projects. Expected exploration activities for the 2010 season include:

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Queensgate Resources Corporation has an exploration funding agreement on the Coal Canyon project, which consists of the 178 CC, BPV and CONO claims (3560 acres). Queensgate has informed Miranda of plans for a seven-hole, 10,500 ft (3,200 m) RC drill program at the Coal Canyon project.  The program will expand upon results in drill hole MCC-4, a 2008 drill hole in the southern portion of the property that intersected 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1 m of 0.140g Au/t), including 10 ft of 0.011 oz Au/t from 980 to 990 ft (3.0 m of 0.392 g Au/t from 298.8 to 301.8 m).

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NuLegacy Gold Corporation currently has a geophysical crew collecting data along eight CSAMT lines and one IP line at the Red Hill project.  The CSAMT lines are located north and south of BRH-013, a drill hole that intersected 45 ft of 0.237 oz Au/t (13.7 m of 8.105 g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1 m).  BRH-013 was a blind discovery based on a CSAMT anomaly identified by previous exploration funding partner Barrick Gold Exploration Inc.  Following interpretation of the geophysical results and geologic cross sections, a 5,000 ft (1,525 m) RC drill program is anticipated.

•

White Bear Resources has informed Miranda of their intentions for an 18-hole, 7,000 ft

(2,135 m) RC drill program at the Angel Wing project.  At surface, high-grade rock samples up to 2.7 oz Au/t (92.5g Au/t) occur in steeply dipping quartz-calcite-adularia "bonanza" veins within Triassic limestone. The high-grade veins remain untested in a corridor measuring one mile (1.6 km) along strike, 1,200 ft (366 m) wide, and at depth.  The 2010 drill program will include fences of inclined drill holes downdip from high-grade surface samples.

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At Red Canyon Montezuma Mines Inc. and Miranda geologists recognize eight unique target areas that require multiple phases of drilling.  To test these targets, Montezuma has initiated the permitting process for an Exploration Plan of Operations (POO).  When complete, the POO will allow for more than 5 acres (2 hectares) of surface disturbance and increased flexibility in drill testing a variety of targets across the property. Detailed exploration plans for Red Canyon have not yet been announced.

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Ramelius Resources Ltd., an Australian gold producer, has provided Miranda with an Acceptance Letter of terms for an Exploration Funding Agreement on the Big Blue project.  The Acceptance Letter is subject to Ramelius completing technical due diligence within 30 days. Pending successful completion of its due diligence, Ramelius intends to refine the sediment-hosted gold targets through detailed mapping, including structural analysis, expansion of a soil geochemical sampling program, and follow-up IP geophysical surveys for drill target definition.  Subject to results of the target synthesis, permitting and site preparation leading to a phase one drilling program is anticipated.

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No plans for 2010 have been submitted by White Bear Resources for the Iron Point project.  Miranda will announce plans once they are known.

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In Colombia, Red Eagle Mining Corporation will focus on laying the ground work for the Pavo Real project. Current ongoing work consists of acquiring both high-resolution satellite imagery and base maps. Once the base data has been acquired Red Eagle Mining will proceed with evaluating the property by using geophysical surveys, starting with an airborne magnetic survey.  Results from the initial magnetic survey will aid in the development and design for a follow up mapping and geochemical soil/rock chip survey to be followed by a drilling program.   Initial work will commence as soon as the concession is granted and will constitute the base for a National Instrument 43-101 Technical Report followed by the listing of Red Eagle Mining Corporation on the Toronto Stock Exchange.

Through the Joint Venture Model, Miranda shareholders will benefit from an active year of exploration activity on its projects with work being funded by partners. In 2009, Exploration Funding Partners spent $2.5 million and drill tested four projects. Exploration expenditures by partners in 2010 are expected in the range of $2.8 million, while Miranda’s technical team continues to advance generative-exploration work to add new projects to the portfolio. Negotiations are also ongoing on a number of projects not currently under Exploration Funding Agreements.

For more detailed information on these Exploration Funding Agreements please visit http://www.mirandagold.com/s/JVPartners.asp.

Information on projects available for Joint Venture can be found at http://www.mirandagold.com/s/JVOps.asp?ReportID=140721.

Detailed project information can be found at http://www.mirandagold.com/s/Projects.asp?ReportID=130160.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, and Ramelius Resources Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.